Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES ACQUISITION OF OIL AND NATURAL GAS
ASSETS AND EQUITY FINANCING

Calgary, July 26, 2006 (TSX: HTE.UN; NYSE: HTE) –

The Units have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States.

Harvest Energy Trust ("Harvest") is pleased to announce that it has entered into a definitive agreement to purchase a private Western Canadian oil and natural gas producer (the "Acquisition") with current production of approximately 6,300 barrels of oil equivalent per day (boe/d). The purchase is anticipated to close in mid-August 2006 for cash consideration of approximately $440 million, plus closing adjustments, resulting in acquisition costs of approximately $65,079 per boe/d and $18.11 per proved plus probable (P+P) boe. The transaction will be financed with proceeds from an issuance of trust units and Harvest’s existing bank credit facilities. CIBC World Markets Inc. acted as the exclusive financial advisor and agent to Harvest with respect to the Acquisition.

"We are pleased to be acquiring these attractive assets which compliment our existing operations and also bring significant incremental development potential," said John Zahary, Harvest’s President and Chief Executive Officer. "The completion of this equity financing maintains our balance sheet strength with undrawn credit facilities in excess of $400 million, which enables us to pursue further growth opportunities."

Highlights of the Assets:

  Current production of approximately 6,300 boe/d weighted 65% to natural gas (26 MMcf/d) and 35% to light crude oil and natural gas liquids (2,000 bbl/d) with operating costs under $4.00 per boe;

  Production and reserves are concentrated in Central Alberta, with 57% of production and 84% of reserves from areas adjacent to Harvest’s Markerville, Ferrier and Willesden Green properties;

  As at April 30, 2006, 22.6 million barrels of oil equivalent (MMboe) of gross P+P reserves as determined by Sproule Associates Limited ("Sproule") in compliance with National Instrument 51-101;

  Reserve life index (RLI) of 9.8 years on a P+P basis; and

  Approximately 56,700 net undeveloped acres of land complemented by a significant volume of 2D and 3D seismic, valued at approximately $30 million.

Benefits to Harvest Stakeholders:

  Accretive to reserves per unit, production per unit, cash flow per unit and Reserve Life Index (RLI);

  Significant portfolio of development opportunities in properties that integrate well with Harvest’s existing Markerville, Ferrier and Willesden Green properties, and a substantial addition to Harvest’s Northern area;

  Approximately 66 prospective drilling locations have been identified in multi-zone resource plays providing 2.5 years of prospects with an additional inventory of more than 150 opportunities;

  Increased total undeveloped land to approximately 800,000 net acres, with a total seismic inventory of 25,485 miles of 2D and 2,408 square miles of 3D, plus access to an additional 17,050 miles of 2D through a third party database; and

  Opportunities for value creation through activities such as fluid handling optimization, future natural gas exploitation and consolidation of working interests as well as the utilization of tax pools acquired.

PRESS RELEASE		July 26, 2006
HARVEST ENERGY TRUST	Page 2 of 3

Reserves:

The table below summarizes the acquired reserves (gross and net of royalties) as at April 30, 2006, using forecast prices and costs. The reserves were evaluated by Sproule in accordance with National Instrument 51-101.

		Natural Gas	Natural Gas	Total
	Oil (Mbbl)	Liquids (Mbbl)	(MMcf)	Mboe
Gross of Royalties
Proved Producing	843	1,632	28,589	7,239
Total Proved	2,372	2,889	48,800	13,394
Proved plus Probable	4,358	4,769	81,100	22,644
Net of Royalties
Proved Producing	657	1,091	21,289	5,296
Total Proved	1,554	1,943	36,400	9,563
Proved plus Probable	2,980	3,212	61,400	16,425

The Central Alberta properties are concentrated in the regions of Sylvan Lake, Ferrier and Willesden Green and are adjacent to Harvest’s existing operations. The Mulligan property is situated in the Peace River Arch, approximately 120 km northwest of Grande Prairie, Alberta.

Harvest has identified 66 prospective locations that will form part of the Company’s ongoing drilling program over the next two and a half years. An additional inventory of more than 150 opportunities provides Harvest with a prospective future development and step-out drilling portfolio. The Acquisition provides upside potential for Harvest through property enhancement projects in long-life tight gas, dry shallow gas and prolific light oil Leduc reef formations, which typically provide strong light oil and liquids production and flat production profiles. The acquired properties provide a good strategic fit with Harvest’s existing Western Alberta core area as well as expanding its presence in Northern Alberta.

Harvest is able to undertake this acquisition with its balance sheet strength, and will retain undrawn credit capacity of over $400 million following completion of the Acquisition and the concurrent financing discussed below. Including the assets to be acquired, Harvest’s production will be weighted approximately 44% to light/medium oil, 22% to heavy oil, 4% to natural gas liquids and 30% to natural gas. Harvest’s 2006 exit production rate target is expected to be approximately 66,000 boe/d, and its overall P+P RLI will increase to approximately 9.5 years. Concurrent with this Acquisition, the Board of Directors of Harvest has approved an additional $25 million in capital allocated to drilling and development of the acquired properties in 2006.

Financing

In conjunction with the Acquisition, Harvest has entered into an agreement to sell on a bought deal basis, subject to regulatory approval, 6,110,000 trust units ("Trust Units") at a price of Cdn$32.75 each to raise gross proceeds of Cdn$200,102,500 to a syndicate of Canadian underwriters led by CIBC World Markets Inc. Harvest has also granted the underwriters the Over-Allotment Option, exercisable in whole or in part for a period of 30 days following closing, to purchase up to an additional 916,500 Trust Units at the same offering price. If the Over-Allotment Option is fully exercised, the total gross proceeds to Harvest will be approximately Cdn$230 million. Closing is expected to occur on or about August 17, 2006.

The first distribution to which subscribers to the Trust Units will be entitled will be the previously announced distribution of $0.38 per trust unit, payable on September 15, 2006 to unitholders of record on August 22, 2006.

The Units will be offered publicly in Canada (except in Quebec) by way of a short form prospectus. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Harvest is one of Canada’s largest conventional oil and natural gas trusts, actively managed to maintain or increase cash flow per unit through our strategy of acquiring, enhancing, and producing crude oil, natural gas and natural gas liquids. Harvest’s current production is weighted approximately 70% to crude oil and liquids and 30% to natural gas. Distributions to unitholders are based on cash flow from operations, which are generated by the production and enhancement of properties within our five key areas across Western Canada. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

PRESS RELEASE		July 26, 2006
HARVEST ENERGY TRUST	Page 3 of 3

Advisory

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates, conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with completing and realizing the value of acquisitions; general economic, market and business conditions, changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, reserves volumes, operating costs, commodity prices, capital spending, access to credit facilities, regulatory changes and completion of the Acquisition and the related financing. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:
John Zahary President & CEO	Robert Fotheringham Vice President, Finance & CFO
Cindy Gray Manager, Investor Relations

Corporate Head Office:
Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca